NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE REVISED OFFERS BY

0916753 B.C. ULC, an indirect wholly-owned subsidiary of

MICROSEMI CORPORATION

to purchase all of the outstanding common shares at a price of $3.98 in cash per share

and

all of the outstanding 6% unsecured, subordinated convertible debentures maturing September 30, 2012 at a price of $1,624.49 in cash per debenture of

ZARLINK SEMICONDUCTOR INC.

 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
 SHAREHOLDERS AND DEBENTUREHOLDERS

ACCEPT

THE REVISED MICROSEMI OFFERS AND TENDER THEIR SHARES AND
DEBENTURES TO THE REVISED MICROSEMI OFFERS

NOTICE TO UNITED STATES HOLDERS

The Revised Microsemi Offers are made for the securities of a Canadian issuer and while the Revised Microsemi Offers are subject to applicable disclosure requirements in Canada, Shareholders and Debentureholders should be aware that such requirements are different from those in the United States. The enforcement by Shareholders and Debentureholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Zarlink is incorporated under the laws of Canada, that a majority of its officers and directors are residents of Canada, and that a substantial portion of its assets are located outside the United States.

September 27, 2011

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	iii

CURRENCY	iv

NOTICE REGARDING INFORMATION	iv

NOTICE OF CHANGE TO THE DIRECTORS’ CIRCULAR	1

RECOMMENDATION OF THE BOARD OF DIRECTORS	1

REASONS FOR ACCEPTING THE REVISED MICROSEMI OFFERS	2

BACKGROUND TO THE REVISED MICROSEMI OFFERS	4

OPINIONS OF FINANCIAL ADVISORS	5

SUPPORT AGREEMENT	5

INTENTIONS OF DIRECTORS	12

ARRANGEMENTS BETWEEN ZARLINK AND ITS DIRECTORS AND OFFICERS	12

MATERIAL CHANGES IN THE AFFAIRS OF ZARLINK	12

OTHER INFORMATION	13

LEGAL MATTERS	13

STATUTORY RIGHTS	13

APPROVAL OF NOTICE OF CHANGE	13

CERTIFICATE	14

CONSENT OF CANACCORD GENUITY CORP.	15

CONSENT OF RBC DOMINION SECURITIES INC.	16

APPENDIX "A" OPINION OF CANACCORD GENUITY CORP.

APPENDIX "B" OPINION OF RBC DOMINION SECURITIES INC.

FORWARD-LOOKING INFORMATION

This Notice of Change should be read together with the Directors’ Circular and contains information that are not historical facts, are “forward-looking statements” and “forward-looking information” under Canadian securities laws, including information concerning the Revised Microsemi Offers, the business, operations, prospects and the financial performance of Zarlink, which are subject to certain risks, uncertainties and assumptions. Forward-looking statements and information are frequently, but not always, characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may”, “should”, “could”, “might” or “will” occur.

The forward-looking information contained in this Notice of Change is based on the reasonable expectations and beliefs of management as at the date of this Notice of Change and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Zarlink, the industry in which the Company operates and the Revised Microsemi Offers. Such assumptions, risks and uncertainties include, but are not limited to, the consequences of the Revised Microsemi Offers; Zarlink’s dependence on the successful development and market introduction of new products; Zarlink’s ability to integrate any business, technologies, product lines or services that it has or will acquire; changes in global economic conditions which may impact Zarlink's customers and suppliers; Zarlink’s dependence on revenue generation from its legacy products in order to fund development of its new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase Zarlink’s operating costs or reduce its revenue, thereby negatively impacting Zarlink’s operating results; Zarlink’s ability to operate profitably and generate positive cash flows in the future; Zarlink’s dependence on its foundry suppliers and third-party subcontractors; order cancellations and deferrals by its customers; Zarlink’s substantial indebtedness could adversely affect its financial position; the cost and accounting implications of compliance with new accounting standards; Zarlink’s relative small size and limited resources compared to certain competitors; Zarlink’s ability to attract and retain key employees; significant fluctuations in foreign exchange rates; risks inherent in international operations; the fact that failure to protect Zarlink’s intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on Zarlink’s business, financial condition and results of operations; as well as those factors disclosed in Zarlink’s documents filed from time to time with the securities regulators in the provinces of Canada and in the United States. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this Notice of Change.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this Notice of Change.

For further details, reference is made to the risk factors discussed or referred to in Zarlink’s report on Form 20-F for the fiscal year ended March 25, 2011 and in its report for the three-month period ended June 24, 2011 on file with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) and available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

Although Zarlink has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this Notice of Change and Zarlink disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

CURRENCY

All dollar amounts in this Notice of Change are in Canadian dollars and references to “$” or “dollars” in this Notice of Change refer to Canadian dollars.

NOTICE REGARDING INFORMATION

Zarlink is a reporting issuer or equivalent in all the provinces of Canada and is also a reporting company under the Securities Exchange Act of 1934 and files its continuous disclosure documents and other documents with such provincial securities regulatory authorities and the SEC. Certain information in this Notice of Change has been taken from or is based on documents that are expressly referred to in this Notice of Change. All summaries of, and references to, documents that are specified in this Notice of Change as having been filed, or that are contained in documents specified as having been filed, on SEDAR and EDGAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders and Debentureholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of Zarlink at (613) 270-7400.

Information contained in this Notice of Change concerning the Offeror, Microsemi and the Original Microsemi Offers, including forward-looking statements or information, is based solely upon, and the Board of Directors has relied, without independent verification, exclusively upon information contained in the Microsemi Circular and Notice of Variation and Extension, provided to Zarlink by Microsemi or that is otherwise publicly available. Neither Zarlink nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by the Offeror or Microsemi to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

Unless the context requires otherwise, capitalized terms used in this Notice of Change but not defined herein have the respective meanings set out in the Directors’ Circular.

NOTICE OF CHANGE TO THE DIRECTORS’ CIRCULAR

This Notice of Change (“Notice of Change”) relating to the directors’ circular dated September 1, 2011 (the “Directors’ Circular”) is issued by the board of directors (the “Board” or the “Board of Directors”) of Zarlink Semiconductor Inc. (“Zarlink” or the “Company”) in connection with a variation made to the original unsolicited offers (the “Original Microsemi Offers”) made by 0916753 B.C. ULC (the “Offeror”), a wholly-owned subsidiary of Microsemi Corporation (“Microsemi”), to purchase all of the outstanding common shares of Zarlink (the “Shares”) for $3.35 in cash for each Share and all of the outstanding 6% unsecured, subordinated convertible debentures of Zarlink maturing on September 30, 2012 (the “Debentures”) for $1,367.35 in cash per $1,000 principal amount of Debentures plus accrued and unpaid interest until the date the Debentures are taken up (the “Debenture Offer”), upon the terms and subject to the conditions set forth in the offers and accompanying take-over bid circular dated August 17, 2011 (together, the “Microsemi Circular”).

As announced on September 22, 2011, the Original Microsemi Offers were revised by way of notice of variation and extension (the “Notice of Variation”) dated September 22, 2011, to, among other things, increase the consideration payable in cash for each Share from $3.35 to $3.98 (the “Revised Share Offer”) and increase the consideration payable in cash per $1,000 principal amount of Debentures from $1,367.35 to $1,624.49 plus accrued and unpaid interest until the date the Debentures are taken up (the “Revised Debenture Offer” and together with the Revised Share Offer, the “Revised Microsemi Offers”). The Revised Microsemi Offers are currently scheduled to expire at 5:00 p.m. (Toronto time) on October 12, 2011, unless further extended or withdrawn. For a more complete description of the terms and conditions of the Revised Microsemi Offers, the method of acceptance of the Revised Microsemi Offers and other information relating to such offers, reference should be made to the Microsemi Circular, the Notice of Variation and the letters of transmittal and the notices of guaranteed delivery that accompanied the Microsemi Circular and which are available in Zarlink’s profile on SEDAR at www.sedar.com.

The Revised Microsemi Offers are made pursuant to the terms of a support agreement dated September 21, 2011 made between Microsemi, the Offeror and Zarlink (the “Support Agreement”). See the “Support Agreement” below.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has unanimously determined, after consultation with its financial and legal advisors, that the consideration offered for the Shares and Debentures pursuant to the Revised Microsemi Offers is fair to the holders of Shares and Debentures (other than the Offeror, Microsemi and their respective affiliates), that it would be in the best interests of Zarlink to support and facilitate the Revised Microsemi Offers and enter into the Support Agreement and recommend that holders of Shares (“Shareholders”) and holders of Debentures (“Debentureholders”) deposit their Shares and Debentures to the Revised Microsemi Offers. As of the date of this Notice of Change, each of the directors of Zarlink intends to deposit the Shares or Debentures owned or controlled by him as well as the Shares issuable upon the exercise of Options he holds to the Revised Microsemi Offers.

If you have validly deposited and not withdrawn your Shares or Debentures under the Original Microsemi Offers, you do not need to take any further action to accept the Revised Microsemi Offers and will automatically be entitled to receive under the Revised Microsemi Offers the increased consideration of $3.98 in cash per Share and of $1,624.49 in cash per $1,000 principal amount of Debentures plus accrued and unpaid interest to the date such Debentures are taken up under the Revised Debenture Offer.

If you wish to deposit your Shares or Debentures to the Revised Microsemi Offers, you should refer to the Microsemi Circular and Notice of Variation which are available on Zarlink’s profile on SEDAR at www.sedar.com.

Shareholders and Debentureholders who are in doubt as to how to respond to the Revised Microsemi Offers should consult their own investment dealer, stockbroker, bank manager, tax advisor, lawyer or other professional advisors. Shareholders and Debentureholders who have enquiries and wish to obtain advice or assistance in depositing their Shares or Debentures, are urged to contact their broker.

REASONS FOR ACCEPTING THE REVISED MICROSEMI OFFERS

After thoroughly reviewing the Revised Microsemi Offers and carefully considering a number of factors, the Board identified the following as being the most relevant to its recommendation to Shareholders and Debentureholders to accept the Revised Microsemi Offers.

1.	The Revised Microsemi Offers provide improved value to Shareholders and Debentureholders

The Revised Microsemi Offers represent a 67% premium over the closing price of the Shares on the TSX and a 48% premium over the closing price of the Debentures on the TSX on July 19, 2011, the day prior to the initial public announcement of Microsemi’s proposal to acquire Zarlink. The consideration under the Revised Microsemi Offers represents a 15% premium to the closing price on the TSX of the Shares and a 15% premium to the closing price on the TSX of the Debentures on September 21, 2011, the last trading day prior to the announcement of the Revised Microsemi Offers. The consideration under the Revised Microsemi Offers also represents a 19% premium to the consideration under the Original Microsemi Offers.

2.	The Revised Microsemi Offers are the best alternative available

Since the announcement by Microsemi on August 17, 2011 of the Original Microsemi Offers, the Board of Directors has focused its efforts on the strategic review process launched by Zarlink on July 22, 2011 by soliciting offers to bring value to Shareholders and Debentures superior to the Original Microsemi Offers.  See “Background to the Microsemi Offers” in the Directors’ Circular for a description of the process up to September 1, 2011 and “Background to the Offers” in this Notice of Change after that date.  The Board of Directors believes that Microsemi’s agreement to make the Revised Microsemi Offers resulted, in part, from Zarlink’s aggressive pursuit of its process to generate a value-maximizing alternative to the Original Microsemi Offers.

In making its decision to recommend the Revised Microsemi Offers to Shareholders and Debentureholders, the Board of Directors considered the outcome of its review process, the likelihood of any stand-alone alternative generating superior value to the Revised Microsemi Offers and the likelihood of current Shareholders or Debentureholders preferring such a standalone alternative to the Revised Microsemi Offers. The Board, having carefully considered the revised confidential offer submitted by Microsemi in the context of the process and the other proposals submitted by other interested parties, determined that if Microsemi accepted Zarlink’s counter-proposal and agreed to make the Revised Microsemi Offers, after consultation with its financial and legal advisors, that the Revised Microsemi Offers represented the best alternative for Shareholders and Debentureholders.

3.	The Board of Directors has preserved the ability, in certain circumstances, to respond to unsolicited Superior Proposals

The Board of Directors has the ability, in certain circumstances, to respond to unsolicited bona fide Superior Proposals, as defined in “Support Agreement – Revised Microsemi Offers”. The Support Agreement contains a provision pursuant to which the Board of Directors, in accordance with its fiduciary duties, has the right to consider and respond, in the circumstances described in the Support Agreement, to unsolicited proposals from third parties, other than Microsemi or the Offeror, that are or would reasonably be expected to be “Superior Proposals” that would be more favourable to Shareholders and Debentureholders than the Revised Microsemi Offers, as may be revised by Microsemi’s “right to match” under the Support Agreement. The terms of the Support Agreement, including the termination fee payable to the Offeror in connection with the termination of the Support Agreement (in certain specified circumstances) are, in the opinion of the Board of Directors, reasonable in the circumstances and not preclusive of alternative proposals.

4.
The written opinions of Zarlink’s financial advisors addressed to the Board advise that the consideration offered for both the Shares and the Debentures under the Revised Microsemi Offers is, from a financial point of view, fair to the Shareholders and Debentureholders.

The Board received a written opinion dated September 21, 2011 from each of Canaccord Genuity Corp. (“Canaccord) and RBC Capital Markets (“RBC Capital Markets”) to the effect that, as of such date and based upon and subject to the limitations and qualifications stated in each opinion, the consideration offered under the Revised Microsemi Offers was, as of the date of such opinions, fair, from a financial point of view, to the Shareholders and Debentureholders (other than the Offeror, Microsemi and their respective affiliates). The full text of the opinion of each of Canaccord Genuity and RBC Capital Markets, including the assumptions made and the review undertaken in connection with their preparation, are attached as Appendix “A” and Appendix “B”, respectively, to this Notice of Change.

5.	All of the directors of Zarlink intend to accept the Revised Microsemi Offers

All of Zarlink’s directors intend to deposit their Shares, Debentures and Shares issuable upon the exercise of Options held by them to the Revised Microsemi Offers. As of September 26, 2011, the Company’s directors held or exercised control over 841,522 Shares, $100,000 principal amount of Debentures and 1,933,000 Options, convertible or exercisable into an additional 1,973,816 Shares representing, in the aggregate, 1.75% of the 160,730,043 Shares outstanding on a fully diluted basis.

The foregoing summary of the information and factors considered by the Board of Directors is not intended to be exhaustive but includes the material information, factors and analysis considered by the Board in reaching its conclusion and recommendation. The members of the Board of Directors evaluated various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Zarlink, and consulted with its financial and legal advisors. In view of the numerous factors considered in connection with its evaluation of the Revised Microsemi Offers, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board may have given different weight to different factors. The conclusion and unanimous recommendation of the Board of Directors was made after considering all of the information and factors involved. Shareholders and Debentureholders should consider the terms of the Revised Microsemi Offers carefully and should come to their own decision as to whether to accept such offers.

BACKGROUND TO THE REVISED MICROSEMI OFFERS

On September 1, 2011, the Board of Directors issued and later mailed to Shareholders and Debentureholders the Directors’ Circular unanimously recommending that Shareholders and Debentureholders reject the Original Microsemi Offers. The detailed reasons for the rejection of the Original Microsemi Offers and the response of the Board of Directors is set out in the Directors’ Circular.  In addition, the background to the Original Microsemi Offers and a detailed description of the strategic review process launched by the Board of Directors up to September 1, 2011 is set out under “Background to the Microsemi Offers” in the Directors’ Circular.

On September 9, 2011, James Peterson, Microsemi's President and CEO approached Zarlink's Chairman, Adam Chowaniec, to request a meeting to explore the possibility of pursuing a friendly transaction and entering into a confidentiality agreement. Through September 16, 2011, numerous conversations were held between representatives of Microsemi and Zarlink regarding, among other things, the terms of a confidentiality agreement and the terms of exclusive negotiations. A confidentiality agreement was signed on September 18, 2011 and meetings between the representatives of Microsemi and Zarlink were held on September 19, 2011 and September 20, 2011 during which Zarlink provided a confidential information memorandum and other confidential due diligence information to Microsemi similar to what was provided to other participants in the review process which Zarlink was conducting.  Zarlink and Microsemi also discussed the terms of an increased offer within the context of Zarlink’s process.

On September 20, 2011, Microsemi submitted a revised confidential offer in the context of Zarlink’s process and the Board met with its financial advisors and authorized a counter-offer and discussions and negotiations with Microsemi.

Zarlink’s counter-offer made on September 20, 2011 was accepted by Microsemi subject to the execution of exclusivity and support agreements. On September 21, 2011, Microsemi and Zarlink entered into an exclusivity agreement providing for a period of exclusivity expiring on September 22, 2011.

On September 21, 2011, the Board of Directors met to consider the Revised Microsemi Offers and to receive the financial advice of its financial advisors. Canaccord Genuity and RBC Capital Markets provided their oral opinions (subsequently confirmed in writing) that the consideration offered for the Shares and Debentures under the Revised Microsemi Offers is fair, from a financial point of view, to the holders of Shares and Debentures (other than the Offeror, Microsemi and their respective affiliates). The Board of Directors unanimously determined, after consultation with its financial and legal advisors, and considering all available alternatives, including the other proposals submitted by other interested parties, and other relevant factors, that the Revised Microsemi Offers represented the best alternative for Shareholders and Debentureholders, the consideration to be offered for the Shares and Debentures pursuant to the Revised Microsemi Offers is fair to the Shareholders and Debentureholders (other than the Offeror, Microsemi and their respective affiliates), that it would be in the best interests of Zarlink to support and facilitate the Revised Microsemi Offers and enter into the Support Agreement and recommend that Shareholders and Debentureholders deposit their Shares and Debentures to the Revised Microsemi Offers.

The Support Agreement was signed early in the morning on September 22, 2011. On September 22, 2011, Zarlink and Microsemi filed a joint press release pursuant to which they announced the Revised Microsemi Offers and the entering into of the Support Agreement.

OPINIONS OF FINANCIAL ADVISORS

On September 21, 2011, Canaccord Genuity delivered an oral fairness opinion (subsequently confirmed in writing) to the Board (the “Canaccord Fairness Opinion”) concluding that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth in the Canaccord Fairness Opinion, the consideration offered to the Shareholders and Debentureholders pursuant to the Revised Microsemi Offers is fair, from a financial point of view to the Shareholders and Debentureholders (other than the Offeror, Microsemi and their respective affiliates).

On September 21, 2011, RBC Capital Markets delivered an oral fairness opinion (subsequently confirmed in writing) to the Board (the “RBC Fairness Opinion”) concluding that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth in the RBC Fairness Opinion, the consideration proposed to be paid to the Shareholders and Debentureholders under the Revised Microsemi Offers is fair, from a financial point of view, to the Shareholders and Debentureholders (other than the Offeror, Microsemi and their respective affiliates).

The full text of each of the Canaccord Fairness Opinion and the RBC Fairness Opinion (together, the “Opinions”), including the assumptions made and the review undertaken in connection with their preparation, are attached as Appendix “A” and Appendix “B”, respectively, to this Notice of Change. All summaries and references to the Opinions in this Notice of Change are qualified in their entirety by reference to the full text of the Opinions. You are urged to read the Opinions carefully and in their entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The Opinions address only the fairness, from a financial point of view, of the consideration proposed to be paid to Shareholders and Debentureholders pursuant to the Revised Microsemi Offers. Each of the Opinions was provided for the information and assistance of the Board of Directors in connection with its consideration of the Revised Microsemi Offers. The description of the Opinions and the Opinions themselves do not constitute a recommendation to Shareholders or Debentureholders as to whether they should tender their Shares or Debentures to the Revised Microsemi Offers.

Pursuant to the terms of the engagement letters with Canaccord Genuity and RBC Capital Markets,  Zarlink has agreed to pay certain fees to each of Canaccord Genuity Corp. and RBC Capital Markets in consideration for the advisory services rendered to the Company, a portion of which fees payable to both Canaccord Genuity and RBC Capital Markets are contingent upon the consummation of certain transactions, including the Revised Microsemi Offers.

SUPPORT AGREEMENT

On September 21, 2011, the Offeror, Microsemi and Zarlink entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which Zarlink agreed to recommend that Shareholders and Debentureholders accept the Revised Microsemi Offers. The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Support Agreement. The Support Agreement has been filed by Zarlink on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Revised Microsemi Offers

The Offeror agreed to amend the Original Microsemi Offers to: (i) increase the price offered per Share to $3.98 in cash, increase the price offered for the Debentures to $1,624.49 in cash per $1,000 principal amount of Debentures plus accrued and unpaid interest to the date such Debentures are taken up; (ii)  extend the expiry time under the Original Microsemi Offers to 5:00 p.m. (Toronto time) on October 12, 2011; and (iii) replace the conditions to the Original Microsemi Offers set forth in Section 4 of the Original Microsemi Offers, “Conditions of the Offers”, with the conditions to the Offers contained in the Support Agreement.

Conditions

The Support Agreement provides that the Revised Microsemi Offers shall be subject to the conditions described in Section 3 of the Notice of Variation, “Revised Conditions of the Offers”, including that there shall have been properly and validly deposited under the Revised Microsemi Offers and not withdrawn at the expiry time that number of Shares which, together with the Shares held by the Offeror and its associates and affiliates and the Shares into which the Debentures deposited under the Revised Microsemi Offers and not withdrawn at the expiry time may be converted into at the option of the Offeror at that time, represent at least 66 2/3% of the outstanding Shares calculated on a fully-diluted basis (the “Deposit Minimum Condition”). The Offeror may, in its sole discretion, under the terms of the Support Agreement, modify or waive any term or condition of the Revised Microsemi Offers, provided, however, that the Offeror shall not, without the prior written consent of Zarlink: (i) modify or waive the Deposit Minimum Condition; (ii) decrease the consideration per Share or for the Debentures; (iii) change the form of consideration payable under the Revised Microsemi Offers (other than to add additional consideration); (iv) decrease the number of Shares or Debentures in respect of which the Revised Microsemi Offers are made; or (v) impose additional conditions to the Revised Microsemi Offers or otherwise vary the Revised Microsemi Offers (or any terms or conditions thereof) in a manner which is adverse to holders of Shares or Debentures (it being understood that a waiver, in whole or in part, of any condition of the Revised Microsemi Offers (other than the Deposit Minimum Condition) or any extension of the expiry time in accordance with the Support Agreement, is not adverse to the holders of Shares or Debentures).

Covenants Regarding Non-Solicitation

Zarlink agreed not to directly or indirectly through any of its representatives: (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise co-operate in any way with, or assist with or participate in any way in any effort or attempt by any person to make an Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal; (iii) withdraw, modify or qualify (or propose to do so) in a manner adverse to the Offeror, the approval or recommendation of the Board of Directors or any committee thereof of the Revised Microsemi Offers or the Support Agreement; (iv) approve or recommend or propose publicly to approve or recommend any Acquisition Proposal, or (v) accept, recommend, approve or enter into any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any person in the event that Zarlink completes the transactions contemplated in the Support Agreement or any other transaction with the Offeror or any of its affiliates agreed to prior to any termination of the Support Agreement, whether formal or informal.

For purposes of the Support Agreement, an "Acquisition Proposal" means, any offer, proposal, expression of interest, inquiry or announcement from any person (other than the Offeror, Microsemi and their respective affiliates) made after the date of the Support Agreement (including any modification after the date of the Support Agreement of any offer or proposal made prior to the date of the Support Agreement) relating to: (a) any acquisition, sale or other disposition, direct or indirect, whether in a single transaction or a series of related transactions, of (i) the assets of Zarlink and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Zarlink and its subsidiaries; or (ii) voting or equity securities (including securities convertible into voting or equity securities), which together with other voting or equity securities beneficially (including securities convertible into voting or equity securities) owned by such person or any persons acting jointly or in concert with such person, would be equal to 20% or more of any voting or equity securities (including securities convertible into voting or equity securities) of Zarlink or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Zarlink and its subsidiaries; (b) any take-over bid, deposit offer or exchange offer for any class of voting or equity securities (including securities convertible into voting or equity securities) of Zarlink; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, dual listed structure, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Zarlink or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Zarlink and its subsidiaries; or (d) any public announcement of an intention to do any of the foregoing.

For purposes of the Support Agreement, a "Superior Proposal" means, a bona fide written Acquisition Proposal that: (a) did not result from a breach of the non-solicitation covenants under the Support Agreement by Zarlink or its representatives; (b) relates to the acquisition of all of the outstanding Shares and Debentures (other than any Shares or Debentures owned by the person making the Acquisition Proposal together with its affiliates) or to the acquisition of, or a plan of arrangement, merger, business combination or similar transaction involving, all or substantially all of the consolidated assets of Zarlink and its subsidiaries; (c) is reasonably likely to be completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal; (d) is not subject to any financing condition and which the Board of Directors has determined in good faith is either fully funded or is subject to adequate arrangements which have been made to ensure that the required funds will be available to effect payment in full for all of the Shares and Debentures or assets, as applicable, to be acquired pursuant thereto; (e) in respect of which the Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that: (i) failure to recommend such Acquisition Proposal to the holders of Shares and Debentures would be inconsistent with its fiduciary duties under applicable law; and (ii) having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of Shares and Debentures from a financial point of view than the Revised Microsemi Offers.

Zarlink also agreed to immediately terminate any existing discussions or negotiations with any person (other than the Offeror or its representatives) with respect to any proposal that constitutes, or which could reasonably be expected to constitute, an Acquisition Proposal, whether or not initiated by Zarlink. Zarlink agreed not to amend, modify or waive, but to enforce, any of the standstill provisions of the confidentiality agreements entered into by Zarlink with other persons relating to a potential Acquisition Proposal.

Zarlink also agreed to notify the Offeror (at first orally and then in writing) as soon as practicable and in any event within 24 hours following receipt of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Zarlink or for access to properties, books and records or a list of the securityholders of Zarlink or any amendments to the foregoing.

If after the date of the Support Agreement, Zarlink receives a request for material non-public information in relation to a potential Acquisition Proposal and which proposes a bona fide Acquisition Proposal (that was not solicited, encouraged or facilitated after the date of the Support Agreement in contravention of its non-solicitation obligations), and (i) the Board of Directors determines in good faith after consultation with its financial advisors and its legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and (ii) the failure to provide the person making such Acquisition Proposal with access to such information regarding Zarlink would be inconsistent with the fiduciary duties of the Board of Directors, then, and only then, Zarlink may provide such person with access to information regarding Zarlink, subject to the execution of a confidentiality agreement, provided however that Zarlink sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and the Offeror is provided with a list of or copies of the information provided to such person and is provided forthwith with access to similar information to which such person was provided.

Right to Match

Zarlink agreed that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Support Agreement) or withdraw, modify or qualify its approval or recommendation of the Revised Microsemi Offers and recommend or approve the Acquisition Proposal, unless:

(a)	the Board of Directors determines that the Acquisition Proposal constitutes a Superior Proposal;

(b)	Zarlink has complied with all of its non-solicitation obligations in the Support Agreement and has provided the Offeror with a copy of the Acquisition Proposal;

(c)
a response period of three business days shall have elapsed from the later of (i) the date on which the Offeror received written notice from the Board of Directors that the Zarlink Board of Directors determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal and (ii) the date the Offeror received a copy of such Acquisition Proposal;

(d)
after the response period, the Board of Directors determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal; and

(e)	Zarlink concurrently terminates the Support Agreement and has paid or concurrently pays to the Offeror the Termination Fee, as described below.

During the response period, the Offeror will have the right, but not the obligation, to offer to amend in writing the terms of the Support Agreement and the Revised Microsemi Offers. Zarlink has agreed that, if requested by the Offeror, it will negotiate with the Offeror in good faith to amend the terms of the Support Agreement and the Revised Microsemi Offers. The Board of Directors will review any such written amendment to determine, in good faith in the exercise of its fiduciary duties whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Revised Microsemi Offers as proposed by the Offeror to be revised. If the Board of Directors does not so determine, the Board of Directors will cause Zarlink to enter into an amendment to the Support Agreement reflecting the proposal by the Offeror to amend the terms of the Revised Microsemi Offers and upon the execution by Zarlink, Microsemi and the Offeror of such amendment will reaffirm its recommendation of the Revised Microsemi Offers, as so revised. If the Board of Directors does so determine, Zarlink may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Termination

The Support Agreement may be terminated prior to the time that the Offeror takes up and pays for the Shares and Debentures or such other time as may be expressly stipulated below:

(a)	by mutual written consent of Microsemi and Zarlink;

(b)	by Microsemi, by written notice to Zarlink at any time if:

(i)	Zarlink is in default of its obligations under the Support Agreement to send the Notice of Change or its non-solicitation covenants in the Support Agreement;

(ii)	Zarlink has intentionally materially breached any other covenant or obligation under the Support Agreement; or

(iii)	any representation or warranty of Zarlink in the Support Agreement:

(A)	that is qualified by reference to a material adverse effect shall be untrue or incorrect in any respect;

(B)	that is qualified by reference to materiality shall be untrue or incorrect in any respect; or

(C)	that is not qualified by reference to a material adverse effect or materiality shall be untrue or incorrect in any material respect,

provided that such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured within the applicable cure periods prior to the expiry date of the Revised Microsemi Offers;

(c)	by Zarlink, by written notice to Microsemi and the Offeror, at any time if:

(i)
the Offeror or Microsemi is in default of its obligations to amend the Original Microsemi Offers, issue the Notice of Variation or take up and pay for all the Shares and Debentures deposited under the Revised Microsemi Offers;

(ii)	the Offeror or Microsemi has intentionally materially breached any other covenant or obligation under the Support Agreement; or

(iii)
any representation or warranty of the Offeror or Microsemi in the Support Agreement shall be untrue or incorrect in any material respect provided that such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured within the applicable cure periods prior to the expiry date of the Revised Microsemi Offers;

(d)
by Microsemi if the Board of Directors or any committee thereof (i) withdraws, amends or modifies in any manner adverse to the Offeror its recommendation in favour of the Revised Microsemi Offers,  (ii) approves or recommends in favour of any Acquisition Proposal, (iii) breaches its non-solicitation obligations, or (iv) the Board of Directors fails to publicly recommend or reaffirm its approval of the Revised Microsemi Offers and recommendation that holders of Shares and Debentures deposit all of their Shares and Debentures under the Revised Microsemi Offers within three business days of (A) the public announcement of any Acquisition Proposal that the Board of Directors has determined is not a Superior Proposal or (B) the written request by the Offeror that the Board of Directors make such a recommendation or reaffirmation;

(e)	by Zarlink in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal; or

(f)
by either Zarlink or Microsemi if the Revised Microsemi Offers terminate, expire or are withdrawn at the expiry time without the Offeror taking up and paying for any of the Shares or Debentures as a result of the failure of any condition to the Revised Microsemi Offers to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Support Agreement to perform the obligations required to be performed by it under the Support Agreement.

Termination Fee

The Support Agreement entitles the Offeror to an amount of $25 million (the “Termination Fee”) if the Support Agreement is terminated under any of the following circumstances:

(g)	the Support Agreement is terminated in the circumstances set out in paragraph (d) under “Termination” above;

(h)	Zarlink terminates the Support Agreement as a result of the acceptance of a Superior Proposal; or

(i)
(i) on or after the date of the Support Agreement and prior to the expiry time of the Revised Microsemi Offers, an Acquisition Proposal is publicly announced or any person has publicly announced an intention to make an Acquisition Proposal, and (A) the Revised Microsemi Offers are not completed as a result of the Deposit Minimum Condition not having been met or (B) the Support Agreement is terminated in the circumstances set out in paragraph (b) or paragraph (f) under “Termination” above and (ii) an Acquisition Proposal is consummated within nine months of the termination of the Support Agreement.

Representations and Warranties

The Support Agreement contains limited representations and warranties of Zarlink relating to capitalization, securities law matters, financial statements, no undisclosed liabilities, absence of certain changes and a representation and warranty of the Offeror and Microsemi relating to sufficiency of funds.

Conduct of Business by Zarlink

Zarlink has covenanted and agreed in the Support Agreement that, during the period from the date of the Support Agreement until the earlier of the the time that the Offeror takes up and pays for the Shares and Debentures and the time that the Support Agreement is terminated in accordance with its terms, unless the Offeror or Microsemi expressly consents in writing, it shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships.

Board Representation

Zarlink agreed that, promptly upon the take-up and payment by the Offeror pursuant to the Revised Microsemi Offers, the Offeror shall be entitled to designate a number of directors of the Board of Directors, and any members of committees thereof, determined on a pro rata basis based on the proportion of the Shares, on a fully-diluted basis, then held or controlled by the Offeror (including Debentures taken up under the Revised Microsemi Offer), with such number of directors or members of committees rounded up to the nearest whole number. Zarlink agreed not to frustrate the attempts of the Offeror to do so and covenants to co-operate with the Offeror, subject to applicable law, to enable the designees of the Offeror to be elected or appointed to the Board of Directors, and any committees thereof and to constitute the applicable percentage of directors or members of committees, including, without limitation, at the request of the Offeror, by using its reasonable commercial efforts to increase the size of the Board of Directors and reasonable commercial efforts to secure the resignations of such directors as the Offeror may request.

Directors’ and Officers’ Insurance and Indemnification

The Offeror and Microsemi covenanted and agreed under the Support Agreement that for the period from the effective Time until six years after the Effective Time, the Offeror will cause Zarlink and its subsidiaries (or any successors thereof) to maintain the current directors’ and officers’ insurance policies or policies reasonably equivalent thereto; for all directors and officers of Zarlink and its subsidiaries, covering claims made prior to or within six years after the Expiry Time; and provided that neither Zarlink nor the Offeror will be required, in order to maintain such insurance policy, to pay an annual premium in excess of 200% of the annual cost of the existing policies. The Offeror and Microsemi also covenanted and agreed under the Support Agreement that after the expiration of such six-year period, it will use reasonable efforts to cause such directors and officers to be covered under this then existing directors’ and officers’ insurance policies.

Employment and Benefit Matters

The Offeror and Microsemi acknowledged under the Support Agreement that the completion of the transactions contemplated in the Support Agreement will result in a change of control or other payment triggering events under certain of the benefit and incentive plans, employment agreements and other agreements of Zarlink, and that upon and following the completion of such transactions, the Offeror and Microsemi will cause Zarlink and its subsidiaries, as applicable, to honour their obligations under such plans and agreements.

Shareholder Rights Plan

Zarlink agreed that it will continue to defer separation of the rights under the Zarlink shareholder rights plan with respect to the Revised Microsemi Offers until no earlier than immediately after the expiry time of the Revised Microsemi Offers. Zarlink also agreed that, with effect immediately prior to the time at which Microsemi or the Offeror elects to take up the Shares and Debentures deposited under the Revised Microsemi Offers, Zarlink shall irrevocably waive or suspend the operation of or otherwise render its shareholder rights plan inoperative against the Offers or any compulsory acquisition or subsequent acquisition transaction contemplated in the Support Agreement. Subject to the foregoing, unless required by the terms of the Zarlink shareholder rights plan with respect to a competing take-over bid or a final and non-appealable order of a court having jurisdiction or an order of the Ontario Securities Commission, Zarlink agreed not to redeem the rights issued under its shareholder rights plan or otherwise waive, amend, suspend the operation of or terminate its shareholder rights plan without the prior written consent of Microsemi.

INTENTIONS OF DIRECTORS

The Board of Directors has made reasonable enquires of each director of Zarlink. As of the date hereof, all of the directors have indicated that they intend to accept the Revised Microsemi Offers and will tender their Shares and Debentures as well as the Shares issuable pursuant to Options held by them to the Revised Microsemi Offers.

ARRANGEMENTS BETWEEN ZARLINK AND ITS DIRECTORS AND OFFICERS

For a description of the agreements, commitments or understandings, (including pursuant to which any payment or other benefit is to be made or given by way of compensation for loss of office or remaining in or retiring from office if the Revised Microsemi Offers are successful) that has been made or is proposed to be made between Zarlink and any of its directors or officers, see “Arrangements between Zarlink and its Directors and Senior Officers” in the Directors’ Circular.  That section of the Directors’ Circular is updated as follows:

•
On September 21, 2011, the Board of Directors accelerated the vesting of all Options issued to directors, officers and employees to permit them to deposit Shares issuable upon the exercise of Options to the Revised Microsemi Offers.

•
If the Revised Microsemi Offers are successful, all of the Eligible Officers entitled to payments arising from termination of employment in the context of a change of control were the subject of a qualifying termination, based on the $3.98 per Share price under the Revised Share Offer, the Eligible Officers would be entitled to aggregate compensation of approximately $17,383,250.

•
Six officers were awarded transaction bonuses on September 9, 2011.  Based on the $3.98 per Share  price under the Revised Share Offer, these officers will be entitled to aggregate compensation of approximately $1,500,171 if the Revised Microsemi Offers are successful.

•
Under the Company’s deferred share unit plan for non-employee directors, based on the $3.98 per Share price under the Revised Share Offer, directors will receive in the aggregate $1,029,434 when they cease to serve as directors of Zarlink.

•
For reasons disclosed in the Directors’ Circular, one director will receive a cash payment of $108,456 if the Revised Microsemi Offers are successful, which is the equivalent on a tax adjusted basis of what another director holding 20,000 Options would receive.

MATERIAL CHANGES IN THE AFFAIRS OF ZARLINK

Except as publicly disclosed or otherwise described in this Notice of Change, and other than the fees and expenses of Zarlink’s financial and legal advisors, information agent, transfer agent and other service providers relating to the Original Microsemi Offers and Revised Microsemi Offers, the Company’s review process and this Notice of Change which in the aggregate will be material, none of the directors or officers of Zarlink is aware of any information that indicates any material change in the affairs or prospects of Zarlink since the date of its last published financial statements, being its unaudited consolidated financial statements and management’s discussion and analysis for the three-month period ended June 24, 2011, each of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OTHER INFORMATION

Except as noted below or as otherwise described or disclosed in this Notice of Change or otherwise publicly disclosed, none of the directors or officers of Zarlink is aware of any other information that would reasonably be expected to affect the decision of the Shareholders or Debentureholders to accept or reject the Revised Microsemi Offers.

LEGAL MATTERS

Certain Canadian legal matters relating to this Notice of Change have been reviewed by McCarthy Tétrault LLP and Davies Ward Phillips & Vineberg LLP, legal counsel to Zarlink. Certain U.S. legal matters relating to this Notice of Change have been reviewed by SNR Denton U.S. LLP, legal counsel to Zarlink.

STATUTORY RIGHTS

Securities legislation in the Provinces and Territories of Canada provides security holders of Zarlink with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their Province or Territory for particulars of those rights or consult a lawyer.

APPROVAL OF NOTICE OF CHANGE

The contents of this Notice of Change have been approved by the Board of Directors and the delivery of this Notice of Change has been authorized by the Board of Directors.

CERTIFICATE

The foregoing, together with the Directors’ Circular of Zarlink Semiconductor Inc. dated September 1, 2011, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: September 27, 2011.

On behalf of the Board of Directors of Zarlink Semiconductor Inc.

(signed) Adam Chowaniec	(signed) Hubert T. Lacroix
Adam Chowaniec	Hubert T. Lacroix
Chairman of the Board of Directors	Director

CONSENT OF CANACCORD GENUITY CORP.

To the Board of Directors of Zarlink Semiconductor Inc. (the “Company”)

We refer to the opinion dated September 21, 2011 which we prepared for the Board of Directors of the Company in connection with the revised offers of 0916753 B.C. ULC. We consent to the inclusion of the opinion, a summary of the opinion and our firm name in the notice of change of the Company dated September 27, 2011.

(signed) Canaccord Genuity Corp.
CANACCORD GENUITY CORP.

DATED at Toronto, Canada this 27th day of September, 2011.

CONSENT OF RBC DOMINION SECURITIES INC.

To the Board of Directors of Zarlink Semiconductor Inc. (the “Company”)

We refer to the opinion dated September 21, 2011 which we prepared for the Board of Directors of the Company in connection with the revised offers of 0916753 B.C. ULC. We consent to the inclusion of the opinion, a summary of the opinion and our firm name in the notice of change of the Company dated September 27, 2011.

(signed) RBC Dominion Securities Inc.
RBC DOMINION SECURITIES INC.

DATED at Toronto, Canada this 27th day of September, 2011.

APPENDIX "A"

OPINION OF CANACCORD GENUITY CORP.

CANACCORD GENUITY CORP. P.O. Box 516 161 Bay Street, Suite 3000 Toronto, ON Canada M5J 2S1 T: 416.869.7368 F: 416.869.3876 TF: 800.382.9280 www.canaccordgenuity.com

September 21, 2011

The Board of Directors of
Zarlink Semiconductor Inc.
400 March Road,
Ottawa, Ontario
K2K 3H4

To the Board of Directors:

Canaccord Genuity Corp. (“Canaccord Genuity” or “we”) understands that 0916753 B.C. ULC (the “Offeror”), an indirect wholly-owned subsidiary of Microsemi Corporation (“Microsemi”), has made offers (the “Original Offers”) to acquire (i) all of the outstanding common shares (the “Zarlink Shares”) of Zarlink Semiconductor Inc. (“Zarlink” or the “Company”) and (ii) all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 of Zarlink (the “Zarlink Debentures”), upon the terms and subject to the conditions set forth in the offers to purchase contained in the take-over bid circular (the “Circular”) of the Offeror dated August 17, 2011 and the related letters of transmittal.  We also understand that the Offeror has agreed to amend the terms of the Original Offers such that the Offeror will offer to purchase:

(a)	all of the outstanding Zarlink Shares at a price of $3.98 in cash for each Zarlink Share (the “Revised Share Offer”); and

(b)
all of the outstanding Zarlink Debenturesat a price of $1,624.49 in cash per $1,000.00 principal amount of the Zarlink Debentures, plus accrued and unpaid interest to the date such Zarlink Debentures are taken up (the “Revised Debenture Offer” and, together with the Revised Share Offer, the “Revised Offers”).

The terms and conditions of, and other matters relating to, the Revised Offers are set forth in a support agreement that the Offer and Zarlink intend to enter into with Zarlink on or about the date hereof (the “Support Agreement”).

Engagement

Canaccord Genuity was formally engaged by the Company pursuant to agreements between the Company and Canaccord Genuity dated June 6, 2011 (the “First Agreement”) and July 20, 2011 (the “Second Agreement” and together with the First Agreement, the “Engagement Agreements”). The Engagement Agreements provides the terms upon which Canaccord Genuity has agreed to act as co-financial advisor to the Company, its board of directors (the “Board of Directors”) and any special committee of the Board of Directors in connection with, in the case of the First Agreement, reviewing and providing financial advice with respect to Microsemi’s initial expressions interest, and in the case of the Second Agreement, with reviewing and assessing various strategic and transaction alternatives that may be available to the Company, including any potential sale of the Company to a third party, and to perform such financial advisory services for the Company as are customary in transactions of this nature. Pursuant to the Engagement Agreements, the Company and the Board of Directors have requested that we prepare and deliver our written opinion (the “Opinion”) to the Board of Directors as to the fairness, from a financial point of view, of the consideration offered to the holders of Zarlink Shares pursuant to the Share Offer and the consideration offered to the holders of Zarlink Debentures pursuant to the Debenture Offer.

The terms of the Engagement Agreements provide that Canaccord Genuity is to be paid certain fees for its services as co-financial advisor, including a fee upon delivery of the Opinion which is not contingent upon success of the Revised Offers, and a fee payable upon completion of the Revised Offers or any alternative transaction (which is, in part, dependant upon the value of any such alternative transaction).  In addition, the Company has agreed to reimburse Canaccord Genuity for its reasonable out-of-pocket expenses and to indemnify Canaccord Genuity in respect of certain liabilities that might arise in connection with its engagement.

Relationship with Interested Parties

Canaccord Genuity is not an insider, associate, or affiliate of the Company, the Offeror or Microsemi and is not an advisor to any person or company other than to the Company with respect to the Revised Offers.  Canaccord Genuity has not entered into any other agreements or arrangements with the Company, the Offeror or Microsemi or any of their affiliates with respect to any future dealings.  In addition, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of the Company or any of its respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission. As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to the Company and the Offer.  In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide other financial services to the Company or any of its associates or affiliates.

Credentials of Canaccord Genuity

Canaccord Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, sales and trading, and equity research services.  Canaccord Genuity has professionals and offices across Canada, as well as in the United States, Europe and China.  The Opinion expressed herein represents the opinion of Canaccord Genuity and the form and content herein have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In arriving at its Opinion, Canaccord Genuity has reviewed, analysed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

1.	the Support Agreement;

2.	the exclusivity agreement (the “Exclusivity Agreement”) dated September 21, 2011 among Zarlink and Microsemi;

3.	the commitment letter to Microsemi from Morgan Stanley Senior Funding, Inc. dated July 20, 2011 (the “Commitment Letter”);

4.	the process conducted by the Company pursuant to which several parties were approached regarding their interest in exploring potential transactions;

5.	the Circular;

6.
the directors’ circular (the “Directors’ Circular”) dated September 1, 2011 sent by the Board of Directors to the holders of Zarlink Shares and Zarlink Debentures in connection with the Original Offers;

7.	the audited financial statements and associated management discussion & analysis of Zarlink as at and for the fiscal years ended March 25, 2011, March 26, 2010 and March 27, 2009;

8.	the unaudited quarterly financial statements and associated management discussion & analysis of Zarlink as at and for the three months ended June 24, 2011;

9.	the annual reports on Form 20-F of Zarlink for each of the years ended March 25, 2011, March 26, 2010 and March 27, 2009;

10.	the management information circulars of Zarlink with respect to the annual meetings of shareholders of Zarlink for the years ended March 25, 2011, March 26, 2010 and March 27, 2009;

11.	the prospectus dated July 24, 2007, relating to the initial offering of the Zarlink Debentures;

12.	the trust indenture dated July 30, 2007 between Zarlink and Computershare Trust Company of Canada relating to the Zarlink Debentures;

13.	the shareholder rights plan agreement between Zarlink and Computershare Investor Services Inc. dated July 25, 2011;

14.	the investor presentations dated August, 2011 and September, 2011 prepared by Zarlink management;

15.	certain internal financial, operational, corporate and other information prepared or provided by the management of Zarlink, including internal operating and financial budgets and projections;

16.	selected reports published by equity research analysts and industry sources regarding Zarlink and other comparable public entities considered by Canaccord Genuity to be relevant;

17.	selected public market trading statistics and relevant financial information in respect of Zarlink and other comparable public entities considered by Canaccord Genuity to be relevant;

18.	public information with respect to comparable transactions considered by Canaccord Genuity to be relevant;

19.	discussions with Zarlink’s management about the Company and its business strategy;

20.	discussions with the Board of Directors;

21.	discussions with the Company’s legal counsel;

22.	discussions with Microsemi and its financial advisors;

23.
representations contained in the certificates addressed to Canaccord Genuity, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Opinion is based and certain other matters; and

24.	such other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Canaccord Genuity has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of Zarlink and the reports of the auditors thereon.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company to any information requested by Canaccord Genuity.

Prior Valuations

The Company has represented to Canaccord Genuity that there have not been any prior valuations (as defined in Canadian Securities Administrators’ Multilateral Instrument 61-101 –Protection of Minority Shareholders in Special Transactions) of the Company or its material assets or its securities in the past two years.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities or assets and the Opinion should not be construed as such. Canaccord Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which any securities of the Company may trade at any future date. We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Revised Offers and express no opinion concerning any legal, tax or accounting matters concerning the Revised Offers.  Without limiting the generality of the foregoing, Canaccord Genuity has not reviewed and is not opining upon the tax treatment under the Revised Offers to the holders of Zarlink Shares or Zarlink Debentures.

With the Board of Director’s approval and as provided for in the Engagement Agreement, Canaccord Genuity has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions or representations, whether in written, electronic or oral form, obtained by it from public sources, provided to it by Zarlink and its associates, affiliates, consultants and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading.

The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the Company’s financial projections provided to Canaccord Genuity by management of Zarlink and used in the analysis of supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of management of the Company as to the matters covered thereby.

Senior management of the Company have represented to Canaccord Genuity in certificates delivered as of the date hereof, among other things, that to the best of their knowledge (i) the Company has no information or knowledge of any facts, public or otherwise, not specifically provided to Canaccord Genuity relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to materially affect the Opinion; (ii) with the exception of forecasts, projections or estimates referred to in (iv), below, the Information provided by or on behalf of the Company to Canaccord Genuity in respect of the Company and its subsidiaries or affiliates, in connection with the Original Offers or the Revised Offers is, or in the case of historical Information or data, was, at the date of preparation, true, correct and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Canaccord Genuity by or on behalf of the Company not misleading in light of circumstances in which it was prepared; (iii) to the extent that any of the Information identified in (ii), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Canaccord Genuity or updated by more current Information that has been disclosed; and (iv) any portions of the Information provided to Canaccord Genuity which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of the Opinion.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Canaccord Genuity in discussions with management of the Company. In its analyses and in preparing the Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Canaccord Genuity believes to be reasonable and appropriate in the exercise of its professional judgement, many of which are beyond the control of Canaccord Genuity or any party involved in the Offer.

The Opinion has been provided for the sole use and benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Revised Offers and may not be relied upon by any other person or for any other purpose or published without the prior written consent of Canaccord Genuity, provided that Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the Notice of Change to Directors’ Circular and to the filing thereof, as necessary, by the Company on SEDAR and with the securities commissions or similar securities regulatory authorities in Canada.

The Opinion does not constitute a recommendation as to whether or not any holder of Zarlink Shares or Zarlink Debentures should tender such Zarlink Shares or Zarlink Debentures to the Revised Offers.  The Opinion is given as of the date hereof, and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come, or be brought, to the attention of Canaccord Genuity after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, including, without limitation, the terms and conditions of the Revised Offers, or if Canaccord Genuity learns that the Information relied upon in rendering the Opinion was inaccurate, incomplete or misleading in any material respect, Canaccord Genuity reserves the right to change, modify or withdraw the Opinion.

Canaccord Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Conclusion

Based upon and subject to the foregoing, and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date hereof:

(a)
the consideration offered to the holders of Zarlink Shares pursuant to the Revised Share Offer is fair, from a financial point of view, to the holders of Zarlink Shares, other than the Offeror, Microsemi and their respective affiliates; and

(b)
the consideration offered to the holders of Zarlink Debentures pursuant to the Debenture Offer is fair, from a financial point of view, to the holders of Zarlink Debentures, other than the Offeror, Microsemi and their respective affiliates.

Yours very truly,

 CANACCORD GENUITY CORP.

APPENDIX "B"

OPINION OF RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: 416-842-2000

September 21, 2011

The Board of Directors
Zarlink Semiconductor Inc.
400 March Road
Ottawa, ON K2K 3H4

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Zarlink Semiconductor Inc. (the “Company”), Microsemi Corporation (“Microsemi”) and 0916753 B.C. ULC (the “Offeror”), an indirect wholly-owned subsidiary of Microsemi, propose to enter into an agreement to be dated September 21, 2011 (the “Support Agreement”) pursuant to which Microsemi, through the Offerer, has agreed to amend the terms of its offers, dated August 17, 2011, to purchase for cash all of the outstanding common shares (the “Common Shares”) and all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Debentures”) of the Company at a price of $3.35 per Common Share (the “Original Share Offer”) and $1,367.35 per $1,000.00 principal amount of Debentures plus accrued and unpaid interest (the “Original Debenture Offer” and collectively with the Original Share Offer, the “Original Offers”) to, among other things, increase the price offered for the Common Shares to $3.98 per Common Share (the “Share Offer”) and the price offered for the Debentures to $1,624.49 per $1,000.00 principal amount of Debentures plus accrued and unpaid interest (the “Debenture Offer” and collectively with the Share Offer, the “Offers”). The terms of the Offers will be more fully described in a notice of variation (the “Notice of Variation”) to be mailed to the holders of Common Shares (the “Shareholders”) and the holders of Debentures (the “Debentureholders”) in connection with the Offers.

The board of directors (the “Board”) of the Company has retained RBC to provide advice and assistance to the Board in evaluating the Offers, including the preparation and delivery to the Board of RBC’s opinions as to the fairness of the consideration under the Share Offer from a financial point of view to the Shareholders other than the Offeror and any of its affiliates (the “Share Opinion”) and as to the fairness of the consideration under the Debenture Offer from a financial point of view to the Debentureholders (the “Debenture Opinion” and collectively with the Share Opinion, the “Fairness Opinions”).  RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinions should not be construed as such.

Engagement

The Board initially contacted RBC regarding a potential advisory assignment in May 2011, and RBC was engaged by the Company to assist in a review of expressions of interest by Microsemi and provide related financial advice through an agreement dated May 26, 2011. Subsequently, RBC was engaged by the Company to evaluate various transaction alternatives available to the Company through an agreement between the Company and RBC (the “Engagement Agreement”) dated July 20, 2011.  The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events.  In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.  RBC consents to the inclusion of the Fairness Opinions in their entirety and a summary thereof in the directors’ circular to be mailed to Shareholders and Debentureholders of the Company (the “Directors’ Circular”) and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Microsemi or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation.  As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Microsemi or the Offers.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinions expressed herein represents the opinions of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinions, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated September 21, 2011, of the Support Agreement;

2.	the Microsemi take-over bid circular, dated August 17, 2011, relating to the Original Offers;

3.	the Company’s directors’ circular dated September 1, 2011;

4.	audited financial statements of the Company for each of the five years ended March 30, 2007, March 28, 2008, March 27, 2009, March 26, 2010 and March 25, 2011;

5.	the unaudited interim report of the Company for the quarter ended June 24, 2011;

6.	annual reports on Form 20-F of the Company for each of the two years ended March 26, 2010 and March 25, 2011;

7.	the Notice of Annual Meeting of Shareholders and Management Proxy Circulars of the Company for each of the two years ended March 26, 2010 and March 25, 2011;

8.	historical segmented financial information of the Company by business unit for each of the five years ended March 30, 2007, March 28, 2008, March 27, 2009, March 26, 2010 and March 25, 2011;

9.	the internal management budget of the Company on a consolidated basis and segmented by business unit for the year ending March 30, 2012;

10.
unaudited projected financial statements for the Company on a consolidated basis and segmented by business unit prepared by management of the Company for the years ending March 30, 2012 through March 25, 2016;

11.
the fiscal 2012 market and financial update, dated September 13, 2011, prepared by management of the Company which provided a revised outlook for the third quarter and full fiscal year ending March 30, 2012;

12.	the prospectus dated July 24, 2007 and the trust indenture dated July 30, 2007 relating to the issue of the Debentures;

13.	a formal valuation, dated as of May 18, 2009, of the Debentures prepared by American Appraisal Canada, Inc.;

14.	discussions with senior management of the Company;

15.	discussions with the Company’s legal counsel;

16.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

17.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

18.	public information regarding the global semiconductor and telecommunication industries;

19.
representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinions are based; and

20.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC.  As the auditors of the Company declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of the Company and the reports of the auditors thereon.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the “Information”).  The Fairness Opinions are conditional upon such completeness, accuracy and fair presentation of such Information.  Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinions was, at the date the Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Offers and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Offers necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinions.

In preparing the Fairness Opinions, RBC has made several assumptions, including that all of the conditions required to implement the Offers will be met and that the disclosure to be provided or incorporated by reference in the Notice of Variation and Directors’ Circular with respect to the Company, its subsidiaries and affiliates and the Offers will be accurate in all material respects.

The Fairness Opinions are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinions, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Offers.

The Fairness Opinions have been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC.  The Fairness Opinions are given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinions which may come or be brought to RBC’s attention after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting either of the Fairness Opinions after the date hereof, RBC reserves the right to change, modify or withdraw either or both of the Fairness Opinions.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinions.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.  The Fairness Opinions are not to be construed as a recommendation to any Shareholder or Debentureholder as to whether to tender their Common Shares or Debentures to the Offer.

Share Offer Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Share Offer is fair from a financial point of view to the Shareholders other than the Offeror and any of its affiliates.

Debenture Offer Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Debenture Offer is fair from a financial point of view to the Debentureholders.

Yours very truly,

RBC DOMINION SECURITIES INC.